Exhibit 99.1

BeyondSpring Receives Nasdaq Notice Regarding Minimum Bid Price Requirements

NEW YORK, November 23, 2022 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (Nasdaq: BYSI), a clinical stage global biopharmaceutical company focused on developing innovative cancer therapies, today announced that on November 18, 2022, it received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”) was below $1.00 per share for 30 consecutive business days. The notification letter does not result in the immediate delisting of the Company’s Ordinary Shares and has no current immediate effect on the listing or trading of the Company’s Ordinary Shares on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days from the date of the notification letter, or until May 17, 2023, to regain compliance with the minimum bid price requirement. During this period, the Company’s Ordinary Shares will continue to trade on Nasdaq. If at any time before May 17, 2023, the bid price of the Company’s Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written confirmation of compliance and this matter will be closed. In the event the Company does not regain compliance by May 17, 2023, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The notification letter does not affect the Company’s business operations, and the Company is considering all available options to regain compliance with the listing rules within the prescribed grace period.

About BeyondSpring
Headquartered in New York City, BeyondSpring is a clinical stage global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset, plinabulin, is being developed as a potential “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent chemotherapy-induced neutropenia (CIN). The plinabulin and G-CSF combination for the prevention of CIN has demonstrated positive Phase 3 data in the PROTECTIVE-2 study. In the DUBLIN-3 study, a global, randomized, active controlled Phase 3 study, the plinabulin and docetaxel combination met the primary endpoint of extending overall survival compared to docetaxel alone in 2nd/3rd line non-small cell lung cancer (NSCLC) (EGFR wild type). Additionally, plinabulin is being broadly studied in combination with various immuno-oncology regimens that could boost the efficacy of PD-1/PD-L1 antibodies in seven different cancers. Lastly, BeyondSpring’s pipeline includes three preclinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform with initial R&D collaboration with Eli Lilly.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet the Company’s expectations regarding the potential safety, the ultimate efficacy or clinical utility of the Company’s product candidates, increased competition in the market, the Company’s ability to meet Nasdaq's continued listing requirements, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
IR@beyondspringpharma.com

Media Contact:
PR@beyondspringpharma.com